FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... September........................................... , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....September 9, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Canon Inc. to Acquire Own Shares

September 9, 2010

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Haga
Executive Officer, Group Executive,
Finance & Accounting Headquarters
+81 3 3758 2111
Canon Inc. to Acquire Own Shares
(Under the provisions of its Articles of Incorporation
pursuant to paragraph 2, Article 165 of the Corporation Law of Japan)
At the Board of Directors meeting held on September 9, 2010, Canon Inc. (the Company) resolved to acquire its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, as follows.

1.	Reason for acquisition of own shares
The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2.	Details of acquisition

1. Type of shares to be acquired:	Shares of common stock
2. Total number of shares to be acquired:	Up to 15.0 million shares (Equivalent to 1.2% of outstanding shares (Excluding treasury stock))
3. Total cost of acquisition:	Up to 50 billion yen
4. Period of acquisition:	From September 10, 2010 to November 12, 2010
(Reference) Possession of treasury stock as of September 7, 2010

Number of outstanding shares (Excluding treasury stock)	1,240,110,859 shares
Number of treasury stock	93,652,605 shares